UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 27, 2023

10X CAPITAL VENTURE ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40722	98-1594494
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Word Trade Center, 85th Floor New York, New York	10007
(Address of principal executive offices)	(Zip Code)

(212) 257-0069

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-third of one redeemable warrant	VCXAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	VCXA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	VCXAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Business Combination Agreement

As previously announced, on November 2, 2022, 10X Capital Venture Acquisition Corp. II (“10X II”) entered into the Agreement and Plan of Merger, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of January 3, 2023 (as further amended from time to time the “Merger Agreement”), by and among 10X II, 10X AA Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and African Agriculture, Inc., a Delaware corporation (“African Agriculture”), pursuant to which, among other things, following the de-registration of 10X II as an exempted company in the Cayman Islands and the continuation and domestication of 10X II as a corporation in the State of Delaware (the “Domestication”), Merger Sub will merge with and into African Agriculture, with African Agriculture being the surviving company (the “Business Combination”). Following the Domestication, 10X II will change its name to “African Agriculture Holdings Inc.” (“PubCo”) and shares of PubCo (“PubCo Shares”) will be traded on Nasdaq under the symbol “AAGR”.

On November 29, 2023, the parties to the Merger Agreement entered into the Second Amendment to the Merger Agreement (the “Second Amendment”). Pursuant to the Second Amendment, the parties agreed to irrevocably waive the covenant set forth in Section 6.11 of the Merger Agreement requiring African Agriculture to deliver to 10X II a duly executed Offtake Agreement (as such term is defined in the Merger Agreement).

In consideration for waiving the covenant relating to the Offtake Agreement, at Closing, each PubCo Share received upon conversion of a 10X II ordinary share (including, for the avoidance of doubt, any shares owned by 10X II’s sponsor (the “Sponsor”) and any of its affiliates) and for which redemption was not requested (a “Former SPAC Share”) shall be granted its pro rata right to receive a portion of 3,000,000 additional PubCo Shares (the “Waiver Consideration Shares”), with (i) holders of Former SPAC Shares that are public holders (the “Public Holders”) receiving Waiver Consideration Shares in the form of PubCo Shares that were assigned to a pool for the benefit of such holders (the “Public Holder Pool”) by AA Shareholder (as defined below) and (ii) holders of Former SPAC Shares that are not public holders (the “Private Holders”) receiving Waiver Consideration Shares in the form of newly issued PubCo Shares on a private placement basis.

As a condition to closing, African Agriculture will enter into an amendment to the Company Support Agreement (as such term is defined in the Merger Agreement) with a shareholder (the “AA Shareholder”) pursuant to which the AA Shareholder will assign its right to receive PubCo Shares from an amount of shares of African Agriculture it owns towards the Public Holder Pool such that the Public Holders will receive their pro rata portion of the Waiver Consideration Shares in the form of PubCo Shares from the Public Holder Pool.

Assuming no redemptions, the Public Holders in aggregate will be entitled to 673,500 Waiver Consideration Shares and the Private Holders will be entitled to 2,326,500 Waiver Consideration Shares (1,838,956 of which the Sponsor will receive). Assuming 100% redemptions, the Public Holders will not be entitled to any Waiver Consideration Shares and the Private Holders will be entitled to 3,000,000 Waiver Consideration Shares (2,371,316 of which the Sponsor will receive).

Additionally, the parties also agreed to amend the form of Lock-up Agreement to be entered into by each director and officer of African Agriculture and certain shareholders of African Agriculture such that the Transfer Restriction (as such term is defined in the Lock-up Agreement) will expire with respect to one-third of the PubCo Shares owned by each such person that were previously in the Second Tranche (as such term is defined in the Lock-up Agreement), upon the latter of PubCo entering into an Offtake Agreement (as defined in the Second Amendment) or 12 months following Closing.

The foregoing summary of the Second Amendment is qualified in its entirety by reference to the text of the Second Amendment, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Entry into Cash-Settled Equity Derivative Transaction

On November 29, 2023, 10X II and African Agriculture entered into an agreement (the “CSED”) with Vellar Opportunities Fund Master, Ltd. (“Vellar” or “Seller”) for a Cash-Settled Equity Derivative Transaction. Capitalized terms that are not defined herein have the meaning given to those terms in the CSED.

The Seller holds shares of common stock of African Agriculture that it has acquired from the AA Shareholder (the “Share Transfer”). Upon the occurrence of the Business Combination, such shares of common stock of African Agriculture that are held by the Seller shall convert into 11,500,000 Pubco Shares in the aggregate (the “Recycled Shares”). Subject to certain conditions contained in the CSED, the Seller shall provide up to $11,500,000 (the “Additional Funds”) in funds in the aggregate to Pubco in five tranches: (i) the first tranche of $5,750,000 will be funded two trading days following the transfer to the Seller’s brokerage account of the Pubco Shares issued as consideration pursuant to the terms of the Merger Agreement, (ii) the second tranche of $1,437,500 will be funded 30 days after the first tranche, (iii) the third tranche of $1,437,500 will be funded 30 days after the second tranche, (iv) the fourth tranche of $1,437,500 will be funded 30 days after the third tranche, and (v) the fifth tranche of $1,437,500 will be funded 30 days after the fourth tranche (collectively, the “Funding Election”). Pursuant to the terms of the CSED, the Seller has agreed on the Cash Settlement Date (except in certain specified situations) that, provided that the Pubco Shares received by the Seller have been registered under the registration statement on Form S-4 filed by 10X II or are freely tradable by the Seller without restriction, they will each pay to Pubco a cash amount equal to (1) the sum of (x) the number of Recycled Shares less (y) the number of Pubco Shares with actual aggregate proceeds equal to the Additional Funds Seller provided pursuant to a Funding Election, and less (z) the number of Terminated Shares (as defined below) (the sum of (x), (y) and (z), the “Number of Shares”) as of the Valuation Date (as defined below), multiplied by the VWAP Price over the Valuation Period less (2) a cash amount equal to the product of (x)(a) 11,500,000 PubCo Shares (the “Maximum Number of Shares”) less (b) any Terminated Shares as of the Valuation Date, multiplied by (y) $2.00.

The “Valuation Date” for the Seller will occur upon the earliest of (a) the date that is 24 months after the Closing, (b) the date specified by the Seller upon the occurrence of (i) the volume-weighted average price of Pubco Shares trading below $2.00 per share for any 20 trading days during a 30 consecutive trading day period or (ii) the Pubco Shares ceasing to be traded on a national exchange, (c) any date specified by the Seller at its sole discretion, and (d) the date specified by Pubco in a written notice to be delivered to the Seller at Pubco’s sole discretion (which Valuation Date shall not be earlier than the date of an occurrence of an Event of Default by Seller as provided for under the ISDA Form and that is the subject of the notice) for an Event of Default by the Seller (and such specification of a Valuation Date shall be the sole right of Pubco upon the occurrence of an Event of Default by Seller in lieu of Section 6(a) of the ISDA Form); provided that, so long as the transfer to the Seller’s brokerage account of the Pubco Shares issued as consideration pursuant to the terms of the Merger Agreement has occurred, the Seller will not issue any notice contemplated in clauses (b) or (c) of this sentence until the earlier of (x) the delivery to Pubco by the Seller of the first tranche of the Funding Election (as described above) and (y) in the event the transfer to the Seller’s brokerage account of the Pubco Shares issued as consideration pursuant to the terms of the Merger Agreement has not occurred, 10 calendar days following the closing of the Business Combination.

From time to time following the date of the Closing (any such date, an “OET Date”), the Seller may, in its sole discretion, terminate the CSED in whole or in part with respect to any number of Pubco Shares by giving notice (such notice, an “OET Notice”) of such termination with respect to the specified number of Recycled Shares included in an OET Notice (such quantity, the “Terminated Shares”). An amount equal to the product of (a) the number of Terminated Shares and (b) the Reset Price, which shall initially be $10, but may be reduced by a Dilutive Offering Reset (as defined below), in respect of such OET Date will be paid by Seller to Pubco or its designee. At any time prior to closing of the Business Combination, Seller may elect to reduce the Maximum Number of Shares and the number of Recycled Shares by 50% (in which case, each tranche of the Funding Election will also be reduced by 50%) if the Seller reasonably believes following closing of the Business Combination it will hold Shares in an amount that exceeds the Applicable Share Limit (as such term is defined in the CSED).

In the event the Valuation Date for the Seller is determined by clause (c), at the Cash Settlement Date, the Seller will pay an amount in cash to Pubco equal to the closing price of the PubCo Shares on the business day immediately preceding the Valuation Date, multiplied by the Number of Shares as of the Valuation Date. In the event the Valuation Date for a Seller is determined by clause (d), at the Cash Settlement Date, provided that the Pubco Shares received have been registered under the registration statement on Form S-4 filed by 10X II or are freely tradable by the Seller without restriction, the Seller will pay an amount in cash to Pubco equal to the Number of Shares as of the Valuation Date, multiplied by the VWAP Price over the Valuation Period.

The CSED may be terminated by any of the parties thereto if the Merger Agreement is terminated pursuant to its terms prior to Closing. To the extent Pubco, following the closing of the Business Combination, sells, enters into any agreement to sell or grants any right to reprice, or otherwise dispose of or issues any common stock or any securities of it or any of its subsidiaries which would entitle the holder thereof to acquire at any time Pubco Shares at an effective price per Share less than the then existing Reset Price, then, subject to certain exceptions, the Reset Price shall be modified to equal such reduced price (a “Dilutive Offering Reset”). Pubco shall also reimburse Vellar for its reasonable and documented attorney fees and other reasonable out-of-pocket expenses incurred by Vellar, not to exceed $100,000.

PubCo has agreed to indemnify and hold harmless the Seller, each of its affiliates, assignees and other parties described therein (the “Indemnified Parties”) from and against all losses, claims, damages and liabilities under the CSED (excluding liabilities relating to the manner in which the Seller sells any shares it owns) and reimburse the Indemnified Parties for their reasonable expenses incurred in connection with such liabilities, subject to certain exceptions described therein, and has agreed to contribute to any amounts required to be paid by any Indemnified Parties if such indemnification is unavailable or insufficient to hold such party harmless.

The foregoing summary of the CSED is qualified in its entirety by reference to the text of the form of CSED which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Entry into Share Issuance Agreement

In connection with entry into the CSED and the Share Transfer, 10X II entered into a Share Issuance Agreement with the AA Shareholder pursuant to which, on or prior to the fifth day following the closing of the Business Combination, subject to certain conditions, PubCo will issue to the AA Shareholder 11,701,250 PubCo Shares in a private placement under Section 4(a)(2) of the Securities Act for no additional consideration.

Item 1.02. Termination of a Material Definitive Agreement.

As previously disclosed, on November 2, 2022, 10X II and African Agriculture entered into an OTC Equity Prepaid Forward Transaction (the “Forward Transaction”) with Vellar Opportunity Fund SPV LLC — Series 8, a client of Cohen & Company Financial Management, LLC (“VOF”). On November 29, 2023, the parties mutually agreed to terminate the Forward Transaction, and VOF agreed to waive its rights and 10X II’s and African Agriculture’s obligations under the section entitled “Reimbursement of Legal Fees and Expenses”. Under the terms of the confirmation governing the Forward Transaction (the “Confirmation”), VOF shall not be entitled to payment of the Break-up Fee (as defined in the Confirmation) set forth in the section entitled “Break-up Fees”.

Item 3.02. Unregistered Sales of Equity Securities.

The information under Item 1.01 is hereby incorporated by reference.

Item 8.01. Other Information

African Agriculture Plan Amendment and RSU Grants

On or about November 10, 2023, 10X II mailed a definitive proxy statement/prospectus (the “Definitive Proxy Statement”) to its shareholders related to the approval of, among other things, the transactions contemplated by the Merger Agreement. Following the mailing date of the Definitive Proxy Statement, on November 26, 2023, African Agriculture (i) increased the number of shares of its common stock reserved for issuance under its 2022 Incentive Plan (the “2022 Plan”) from 2,881,727 to 9,500,000 and (ii) authorized the award of restricted stock units (“RSUs”) pursuant to the 2022 Plan to certain of its directors and executive officers as described in the paragraphs below.

Effective November 27, 2023, African Agriculture awarded Alan Kessler, it’s Chief Executive Officer and chairman of the board of directors, 3,050,000 RSUs, which will fully vest on November 27, 2028. Pursuant to the terms of the restricted stock unit agreement, if Mr. Kessler is terminated without “cause” or resigns for “good reason” (each as defined in the restricted stock unit agreement) prior to November 27, 2028, the RSUs will immediately vest upon termination. In addition, if Mr. Kessler’s service is terminated due to Mr. Kessler’s death or “disability” (as defined in the restricted stock unit agreement), the RSUs will immediately vest upon termination. If Mr. Kessler is terminated prior to November 27, 2028 for any other reason, the RSUs will be immediately forfeited and cancelled upon such termination. If a Change in Control (as defined in the restricted stock unit agreement) occurs prior to the termination of Mr. Kessler’s service, the RSUs will vest as to 100% of the underlying PubCo Shares.

Effective November 27, 2023, African Agriculture awarded Harry Green, its Chief Financial Officer, 1,830,000 RSUs, which will vest as to 50% on January 6, 2025 and 50% on January 6, 2026. Pursuant to the terms of the restricted stock unit agreement, if Mr. Green is terminated by reason of death or “disability” or without “cause” or resigns for “good reason” (each as defined in the restricted stock unit agreement), any unvested RSUs will immediately vest upon termination. If Mr. Green is terminated for any other reason, the unvested RSUs will be immediately forfeited and cancelled upon such termination. If a Change in Control (as defined in the restricted stock unit agreement) occurs prior to the termination of Mr. Green’s service, the RSUs will vest as to 100% of the underlying PubCo Shares.

Effective November 27, 2023, African Agriculture awarded 44,000 RSUs to each of the following non-executive directors: Orim Graves, Ambassador Jonathan Modest Mero, Russell Read, Ambassador Bisa Williams, and Daphne Michelle Titus (together, the “Director Grantees”). Pursuant to the Director Grantees’ respective restrictive stock unit agreements, the RSUs vest as to 50% on January 6, 2025 and 50% on January 6, 2026. If a Director Grantee’s service is terminated by reason of death or “disability” or without “cause” or resigns for “good reason” (each as defined in the respective restricted stock unit agreement), any unvested RSUs of such Director Grantee will immediately vest upon such termination. If a Director Grantee’s service is terminated for any other reason, such Director Grantee’s respective unvested RSUs will be immediately forfeited and cancelled upon such termination. If a Change in Control (as defined in the respective restricted stock unit agreement) occurs prior to the termination of a Director Grantee’s service, the RSUs will vest as to 100% of the underlying PubCo Shares.

The foregoing summaries of the restricted stock unit agreement are qualified in their entirety by reference to the text of the African Agriculture, Inc. 2022 Incentive Plan and form Restricted Stock Unit Agreement, which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

African Agriculture Executive Bonus Amendment

As disclosed in the Definitive Proxy Statement, on November 1, 2022 African Agriculture entered into those certain Transaction Bonus and Release Agreements with African Discovery Group, Inc. (“AFDG”) and Harry Green, African Agriculture’s Chief Financial Officer (the “Release Agreements”). Alan Kessler, African Agriculture’s Chief Executive Officer, is the Chief Executive Officer and majority stockholder of AFDG and, as such, has an indirect interest in any payment made to AFDG pursuant to the terms of the Release Agreements. Pursuant to the Release Agreements, AFDG and Mr. Green were each entitled to a one-time transaction bonus of $300,000 and $400,000, respectively, upon consummation of the Business Combination and in consideration of ADFG and Mr. Green’s waiver of all claims to any unpaid wages, bonuses, commissions or other compensation arising prior to the consummation of the Business Combination.

Following the mailing date of the Definitive Proxy Statement, on November 27, 2023, African Agriculture amended the Release Agreements to provide that the bonuses contemplated by such Release Agreements will be recharacterized as retention bonuses payable no later than August 21, 2024, subject to each recipient’s continued service as of the payment date.

The foregoing summaries of the amended Release Agreements for each of Harry Green and African Discovery Group, Inc. are qualified in their entirety by reference to the text of each amended Transaction Bonus and Release filed as Exhibits 10.3 and 10.4 hereto and each is incorporated herein by reference.

No Offer

This communication is for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the Business Combination, 10X II filed a Registration Statement on Form S-4 (File No. 333-269342) (as may be amended or supplemented from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 20, 2023, which was declared effective on November 7, 2023. 10X II has mailed a definitive proxy statement/prospectus (the “Definitive Proxy Statement”) and other relevant documents to its shareholders. 10X II’s shareholders and other interested persons are advised to read the Definitive Proxy Statement and any other relevant documents that have been or will be filed with the SEC in connection with 10X II’s solicitation of proxies for its shareholders’ meeting to be held to approve, among other things, the Business Combination because such documents contain, or will contain, important information about 10X II, African Agriculture and the Business Combination. Shareholders may obtain a free copy of the Definitive Proxy Statement, as well as other relevant documents that have been or will be filed with the SEC, without charge, at the SEC’s website located at www.sec.gov. Shareholders may also obtain copies of the Definitive Proxy Statement by directing a request to Morrow Sodali by telephone by dialing (800) 662-5200 or (203) 658-9400 or by sending an email to VCXA.info@investor.morrowsodali.com.

Participants in the Solicitation

10X II, African Agriculture and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from 10X II’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of 10X II’s directors and officers in 10X II’s filings with the SEC, including the Registration Statement, and such information and names of African Agriculture’s directors and executive officers is also in the Registration Statement, which includes the Definitive Proxy Statement.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K (this “Current Report”) includes, and oral statements made from time to time by representatives of 10X II may include, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. 10X II bases these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about 10X II that may cause 10X II’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements include, but are not limited to, the Business Combination and related matters, including the shareholders meeting to be held to approve the Business Combination and actions to be taken in connection with the Business Combination as well as other statements other than statements of historical fact included in the Definitive Proxy Statement.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by 10X II and its management, and African Agriculture and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against 10X II, African Agriculture, the combined company following the consummation of the Business Combination or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of 10X II or the stockholders of African Agriculture or to satisfy other closing conditions; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of African Agriculture as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that African Agriculture or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) shareholder approval of the proposals at the EGM; (12) 10X II’s inability to complete an initial business combination within the required time period; and (13) other risks and uncertainties described in 10X II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 under the heading “Item 1A. Risks Factors,” in the Registration Statement, in the Definitive Proxy Statement and in other reports 10X II files with the SEC.

Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. All such forward-looking statements speak only as of the date of this Current Report. Neither 10X II nor African Agriculture gives any assurance that 10X II or African Agriculture will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements. 10X II and African Agriculture expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in 10X II’s expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based. All subsequent written or oral forward-looking statements attributable to 10X II or persons acting on 10X II’s behalf are qualified in their entirety by this “Cautionary Note Regarding Forward-Looking Statements.”

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Current Report shall also not constitute an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Second Amendment to Agreement and Plan of Merger, dated as of November 29, 2023, by and among 10X Capital Venture Acquisition Corp. II, 10X AA Merger Sub, Inc., and African Agriculture, Inc.
10.1	Form of Cash-Settled Equity Derivative Confirmation.
10.2	African Agriculture, Inc. 2022 Incentive Plan and form Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.22 to the Registrant’s registration statement on Form S-4/A filed on October 30, 2023) (File No. 333-269342).
10.3	Transaction Bonus and Release, dated November 28, 2023 by and between African Agriculture Inc. and Harry Green.
10.4	Transaction Bonus and Release, dated November 28, 2023 by and between African Agriculture Inc. and African Discovery Group Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 29, 2023

10X CAPITAL VENTURE ACQUISITION CORP. II

By:	/s/ Hans Thomas
Name:	Hans Thomas
Title:	Chairman and Chief Executive Officer